                                                                 FILE NO. 69-308






                                   FORM U-3A-2





                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.





                      STATEMENT BY HOLDING COMPANY CLAIMING

                         EXEMPTION UNDER RULE 2 FROM THE

                    PROVISIONS OF THE PUBLIC UTILITY HOLDING

                               COMPANY ACT OF 1935





                           INTERNATIONAL PAPER COMPANY
                                (NAME OF COMPANY)

                           INTERNATIONAL PAPER COMPANY
                               (NAME OF COMPANY)

     International Paper Company ("International Paper") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding company Act of 1935 ("HCA"), and submits the following information:

     1. International Paper is a New York corporation whose principal executive offices are located at Two Manhattanville Road, Purchase, New York 10577. International Paper's principal businesses include the production worldwide of printing and writing papers, paperboard and packaging, wood products and the distribution of paper and office supply products in both North America and Europe. It also produces pulp, laminated products and specialty products, chemicals and minerals. For more than half a century, International Paper has been primarily engaged in businesses other than the business of an "electric utility company" as defined in Section 2(a)(3) of the HCA. (See International Paper Company, 9 SEC 938 (1941)). The names, addresses and places of organization of International Paper's subsidiaries, other than any exempt wholesale generator ("EWG") or foreign utility company in which International Paper directly or indirectly holds an interest, are set forth on Attachment I. Financial information by industry segment of International Paper and subsidiaries for 1996-1998 is set forth in Exhibit A-1.

     2. (a) The only subsidiary of International Paper which is an "electric utility company" as defined in Section 2(a)(3) of the HCA is Saratoga Development Corporation ("Saratoga"), which is a New York corporation having its principal executive offices at Two Manhattanville

Road, Purchase, New York 10577. Saratoga has as its principal business its activities as a general partner (owning a 50% partnership interest) of Curtis/ Palmer Hydroelectric Company L.P. (Curtis/Palmer"), a New York limited partnership. Curtis/Palmer owns and operates the existing Curtis/Palmer
Falls hydroelectric project in New York State under a license from the Federal Energy Regulatory Commission ("FERC"). The Curtis/Palmer project has a capacity of approximately 58.8 MW. Since it began operation in late 1985, all the output of the Curtis/Palmer project has been sold at wholesale to Niagra Mohawk Power Corporation, a nonaffiliated public utility providing electric service at wholesale and retail in New York State.

     2. (b) International Paper owns directly or indirectly interests in four other FERC license hydroelectric power projects which sold electric energy in 1998, as follows: (i) the Riley/Livermore/Jay project on the Androscoggin
River in Maine which is owned directly by International Paper and has a capacity of approximately 17 MW; (ii) the Otis project on the Androscoggin River, 50% of which is owned by a partnership in which Chisholm Development Corporation (a wholly owned subsidiary of International Paper, see Attachment I) is a general partner and which has a capacity of approximately 10 MW; (iii) the Woronoco project on the Westfield River in Massachusetts which is owned directly by International Paper and has a capacity of approximately 3 MW; and (iv) the Turners Falls project on the Connecticut River in Massachusetts which is owned directly by International Paper and has a capacity of approximately .937 MW. Because these facilities are "qualifying facilities" within the meaning of the Public Utility Regulatory Policies Act ("PURPA"), their ownership and operations does not cause International Paper to be a public utility company within the meaning of the HCA.

     2. (c) International Paper also owns seven qualified cogeneration facilities which sold electric energy in 1998: the Androscoggin Facility in Jay, Maine which has a capacity of approximately 80.0 MW; the Camden Facility in Camden, Arkansas, which has a capacity of approximately 32.5 MW; the Erie Facility in Erie, Pennsylvania, which has a capacity of approximately 42 MW; the Lock Haven Facility in Lock Haven, Pennsylvania, which has a capacity of approximately 22 MW; the Leola Facility in Leola, Arkansas, which has a capacity of approximately 7.5 MW; the Natchez Facility in Natchez, Mississippi, which has a capacity of approximately 23.4 MW; and the Riverdale Facility in Selma, Alabama, which has a capacity of approximately 40 MW. Because these facilities are "qualifying facilities" within the meaning of PURPA, their ownership and operation does not cause International Paper to be a public utility company within the meaning of the HCA.

         3. (a) The only sales of electric energy by International Paper and its subsidiaries during calendar year 1998 were at wholesale and were as follows:



HYDROPOWER                                     MWH                REVENUES
----------                                    -------          --------------

Curtis/Palmer Hydroelectric Company (1)       301,508          $33,467,299.20

Otis Hydroelectric Company (2)                 56,287          $ 4,559,420.00

Riley/Livermore/Jay                            27,688          $ 2,266,096.00

Woronoco                                        2,158          $    59,263.57

Turners Falls                                      74          $     2,028.69

(1) International Paper controls 50% of Curtis/Palmer through its subsidiary Saratoga Development Corporation.

(2) International Paper controls 50% of Otis through its subsidiary Chisholm Development Corporation.

OTHER QUALIFYING FACILITIES
---------------------------

Androscoggin                                  155             $      3,976.00

Camden                                        874             $     16,157.60

Erie                                          761             $     20,990.00

Leola                                       3,329             $     57,718.00

Lockhaven                                   4,431             $     59,491.33

Natchez                                        27             $        513.58

Riverdale                                  16,662             $    316,822.46
                                         --------            ---------------

       TOTAL (INCLUDING PREVIOUS PAGE)    413,954             $ 40,820,776.43



     3. (b) and (c) In 1998, International Paper and its subsidiaries did not distribute or sell, at retail or wholesale, any electric energy or natural or manufactured gas distributed outside the state in which each such company is organized.

     3. (d) In 1998, other than for its own consumption, International Paper and its subsidiaries did not purchase any electric energy, natural gas or manufactured gas purchased outside the state in which each such company is organized or at the state line.

     4. During 1998, International Paper had no interest, direct or indirect, in an EWG or a foreign utility company. As a result, no Exhibit C is included herewith.

                                   SIGNATURE



     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 25th day of February, 1999.




                                                INTERNATIONAL PAPER COMPANY
                                                       (NAME OF CLAIMANT)


                                                By: /s/ Andrew R. Lessin
                                                   ------------------------
                                                     Vice President & Controller






Attest:






/s/ James W. Guedry
----------------------------------
       Secretary







     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


                                             Michael K. Chapman, Esq.
                                             Senior Counsel - Energy & Logistics
                                             International Paper Company
                                             6400 Poplar Avenue
                                             Memphis, TN  39197

                                                                       EXHIBIT A





     A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year, as follows:

     (1) The financial statements of the claimant for the year ended December 31, 1998, have not been finalized, and when they are ready a copy of claimant's Annual Report to its shareholders containing consolidated financial statements will be filed with the Securities and Exchange Commission as an amendment to this filing.

     (2) The Income Statement and Balance Sheet as of December 31, 1998, of Saratoga Development Corporation, a wholly owned subsidiary of claimant and a general partner of Curtis/Palmer Hydroelectric Company L.P., a New York limited partnership.

     (3) The Statement of Income and Balance Sheet as of December 31, 1998, of Curtis/Palmer Hydroelectric Company L.P. have not been finalized, and when they are ready a copy will be filed with the Securities Exchange Commission as an amendment to this filing.

                                                                     EXHIBIT A-2

                        SARATOGA DEVELOPMENT CORPORATION
                                INCOME STATEMENT
                      FOR PERIODS ENDING DECEMBER 31 1998



                                                                    12/31/98

OTHER INCOME/EXPENSE

  Dividend Income Consolidated Subsidiaries
     Consolidated Subsidiaries Domestic                             $ 4,000,000

  Other Expense
     Minority Interest Expense                                       (8,144,214)
     Taxes Other Than Income                                                 95

                 Total Earning/(Loss) Before Income Taxes           ($4,144,309)

PROVISION FOR INCOME TAXES

  Current
     U.S. Federal Income Taxes                                      $ 3,208,123
     State and Local Income Taxes                                     1,775,000

                                        Total                         4,983,123

  Deferred
     U.S. Federal Income Taxes                                         (422,300)
     State and Local Income Taxes                                      (136,000)

                                        Total                          (558,300)

  Total Provision for Income Tax                                    $ 4,424,823

NET INCOME/(LOSS)                                                   ($8,569,132)

                   SUBSIDIARIES (MORE THAN 50% VOTING CONTROL)
                           (EXCLUDING SHELF COMPANIES)
                      OF INTERNATIONAL PAPER COMPANY(L)(2)
                            (A NEW YORK CORPORATION)

                             TWO MANHATTANVILLE ROAD
                            PURCHASE, NEW YORK 10577





-    Subsidiaries at the left margin are directly owned by International Paper.

- Subsidiaries at the first indention are owned by the subsidiaries at the left margin.

- Subsidiaries indented further are owned by the subsidiaries under which they are indented.

-    Name-holding subsidiaries are not included.

                                                                                                                      Attachment I
                                                                                                                             PLACE
                                                                                                                               OF
SUBSIDIARY NAME                                                   ADDRESS                                                   INCORP
---------------                                                  ---------                                                  ------
Allegheny Railroad Company                         Two Manhattanville Road, Purchase, NY 10577                                  PA
American Central Corporation                       75 Chestnut Ridge Road, Montvale, NJ 07645                                   Ml
 American Central Company (a Massachusetts Trust   75 Chestnut Ridge Road, Montvale, NJ 07645                                   MA
 Grandland Corporation                             3731 S. Braden Place, Tulsa, OK                                              OK
Anitec Image International B.V.                    Nieuwenhuizenweg 10, 2314 XR Leiden, Netherland                              NET
Arizona Chemical AS                                Greakerveien 127, N-1720, Greaker, Norway                                    NOR
Arizona Chemical Company                           1001 E. Business, Highway 98, Panama City, FL                                DE
 Arizona Chemical Service Corp.                    1001 E. Business, Highway 98, Panama City, FL                                FL
 Arizona Holdings Company                          1001 E. Business, Highway 98, Panama City, FL                                DE
  Sylvachem Corporation                            1001 E. Business, Highway 98, Panama City, FL                                DE
Arizona Chemical Oy (new)                          P.O.Box 165, Fin-90101 Oulu, FIN                                             FIN
Bodcaw Company (inactive)                          Two Manhattanville Road, Purchase, NY 10577                                  DE
Cartonajes International, S.A.                     General Yague 20,2B, 28020 Madrid, Spain                                     SPA
Champlain Investments (Bermuda), Inc.              Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM DX, Bermuda     DE
 Trout Creek Equipment Leasing, L.P.               c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich, Switerland     DE
  Ticonderoga Assets, Inc.                         c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich, Switzerland    DE
Chisholm Development Corporation*                  Two Manhattanville Road, Purchase, NY 10577                                  ME
Crystal Valley Corporation                         Two Manhattanville Road, Purchase, NY 10577                                  AK
Emballages Laurent S.A.                            Ave. Louis Jacques Thenard, 71 100, Chalon-sur-Saone, France                 FRA
Envases Internacional S.A.                         Edificio Sequros Sudamerica, Penthouse G, Avenida
                                                   Francisco de Miranda, Urb. El Rosal, Caracas, Venezuela                  VEN(A)
FPB Augusta, Inc.                                  Two Manhattanville Road, Purchase, NY 10577                                  DE
FPB Property Holdings Corporation                  Two Manhattanville Road, Purchase, NY 10577                                  DE
Federal Forestlands, Inc.                          Two Manhattanville Road, Purchase, NY 10577                                  DE
Fort Ticonderoga Investments, Inc.                 Two Manhattanville Road, Purchase, NY 10577                                  DE
GCO Minerals Company                               1600 Smith Street, Suite 3600, Houston, TX 77002                             TX
 IP Farms, Inc.                                    1600 Smith Street, Suite 3600, Houston, TX 77002                             DE
  Chocolate Bayou Water Company                    1600 Smith Street, Suite 3600, Houston, TX 77002                             DE
  IPF, Inc.                                        1600 Smith Street, Suite 3600, Houston, TX 77002                             DE


* Chisholm Development Corporation - owns 50% of Otis Hydroelectric Company Partnership

(a)  Envases - 51% owned by International Paper




SUBSIDIARY NAME                                                   ADDRESS
---------------                                                  ---------





Green Mountains Holdings A.G.                          Schlumpf & Partner, Treuhand AG, Lowenstrasse 1, 8001, Zurich
Hammermill Paper Company                               Two Manhattanville Road, Purchase, NY 10577
Ilford Anitec S.a.r.L.                                 Thiebaud & von der Weid, Avocats, Rue de Romont 35, CH-1700 Fribourg,
                                                       Switzerland
Imperial Bondware Corp.                                Two Manhattanville Road, Purchase, NY 10577
 Federal Paper Board (India), Inc.                     Two Manhattanville Road, Purchase, NY 10577
Impresora del Yaque, C. por  A.                        Autopista Santiago Navarrete, Kilometro 2 1/2, Santiago, Dominican Republic
International Logging Corporation                      Two Manhattanville Road, Purchase, NY 10577
International Paper  - 3, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper - 16, Inc.                         Two Manhattanville Road, Purchase, NY 10577
 International Paper de Mexico, S.A. de C.V.           Carr. 57 Queretaro-San Luis Potosi, Km. 60.2, 37980, San Jose Iturbide,
                                                       Guanajuato,Mexico
 International Paper Comercial de Mexico, S.A. de C.V. Montes Urales 723 P.B. Lomas de Chapultepec, Delegacion Miquel Hidalgo,
                                                       Mexico, DF 11000 Mexico
 Oficina Central de Servicios, S.A. de C.V.            Independencia 800 Altos, Col Centro, 31000 Chihuahua, Chihuahua, Mexico
 Papelera Kif de Mexico, S.A. de C.V.                  Av. Herolco Colegio Militar 3705, Col.  Mombre de Dios, C.P. 31110, Mexico
 xpedx, S.A. de C.V.                                   Av. Lopez Mateos No. 2050, Interior A42, Col.  Jardines de
                                                       San Jose, 32390 Cd.  Juarez, Chihuahua, Mexico
International Paper - 22, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper - 26, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper - 30, Inc                          Two Manhattanville Road, Purchase, NY 10577
International Paper - 31, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper - 33, Inc                          Two Manhattanville Road, Purchase, NY 10577
International Paper - 34, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper - 35, Inc.                         Two Manhattanville Road, Purchase, NY 10577
International Paper (Asia) Limited                     1401-1407 Shui On Centre, 6-8 Harbour Rd., Wanchai, Hong Kong
International Paper (Belgium) S.A.                     Blvd. de la Woluwe 100,1200 Brussels, Belgium




(b)  Green Mountain - General Partner in Trout Creek Equipment Leasing L.P.

(c)  Impresora - 51% owned by International Paper

(d)  International Paper - 3, Inc. - .12% owner of International Paper
     Deutschland, Inc. & Co. Holdings KG






SUBSIDIARY NAME                                                   ADDRESS
---------------                                                  ---------

International Paper (Bermuda), Inc                            Clarendon House, 2 Church St., P.O. Box HM 1022, Hamilton HM DX,
                                                              Bermuda
    Georgetown Equipment Leasing Associates, LP               c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1, CH-9001 Zurich,
                                                              Switzerland
             Georgetown Assets Inc.                           c/o Pestalozzi Gmuer & Patry, Lowenstrasse 1, CH-900 1 Zurich,
                                                              Switzerland
International Paper Brasil Ltda.                              Rua Saloado Amarillo Goncalves Quieros, Sao Paulo SP, Brazil
International Paper Canada, Inc.                              c/o Borden & Elliot, 40 King St., W., Suite 4400 Toronto, Ontario,
                                                               Canada M5H 3Y4
     Akrosil Canada, Ltd.                                     7575 Kimbel St., Suite 14, Mississauga, Ontario, Canada   L5S lC8
International Paper Capital Formation, Inc.                   Two Manhattanville Road, Purchase, NY 10577
International Paper (Belgium)                                 Blvd. de la Woluwe 100, 1200 Brussels, Belgium
International Paper Cogeneration of Maine, Inc.               Two Manhattanville Road, Purchase, NY 10577
International Paper Company (Delaware)                        Two Manhattanville Road, Purchase, NY 10577
International Paper Company de Venezuela, C.A.                Edificio Seguros Sudamedca, Penthouse G, Avenue Tamanaco Cruce Con
                                                              Avenida, Francisco  de Miranda, Urb.  El Rosal - Chacao Miranda,

                                                                  Caracas, Venezuela
                                                                   Jet Cargo International P.O. Box 02001 0, Miami, FL  33102
International Paper Company (Europe) Limited                  Talacker 41, 8001, Zurich, Switzerland
International Paper Company Foundation (Non-profit)           Two Manhattanville Road, Purchase, NY 10577
International Paper Company (Japan) Limited                   The Imperial Tower, 1-1, 10th Floor, 1-1Uchisaiwaicho 1-chome,
                                                              Chiyoda-ku, Tokyo
                                                              100-0011, Japan
International Paper Company Pty. Limited                      Levels 27-35, No. 1 O'Connell St., Sydney N.S.W. 2000 Australia
     Continental Cup (joint venture/partnership)              NEED ADDRESS
International Paper de Argentina S.A                          Avda. Federico Lacroze 2252, 7th Floor, 'B," Federal
                                                                   District, Buenos Aires, Argentina
International Paper de El Salvador, S.A. de C.V.              Km. 7 1/2 Boulevard, Del Ejercito Nacional,
                                                              Soyapango,  El Salvador, Central America

International Paper Deutschland, Inc.                         Two Manhattanville Road, Purchase, NY 10577
    International Paper Deutschland, Inc. & Co. Holdings KG   An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
         Gartensiedlungsgesellschaft Gronauer Wald mbH        An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
             Gartensiedlungs-Gesellschaft Gronauer Wald       An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany
             mbH & Co. lmmobilien oHG
         Strunder Spedition GmbH                              Senefelderstrasse 15, 51469 Bergisch Gladbach, Germany


(e) International Paper (Bermuda), Inc. - Owns 80% of ltd. partnership; 20% owned by 3rd party investors.

(f) International Paper Deutschland, Inc. - 99% owner of International Paper Deutschland, Inc. Co. Holdings KG





                                                                                                                             PLACE
                                                                                                                               OF
SUBSIDIARY NAME                                                   ADDRESS                                                   INCORP
---------------                                                  ---------                                                  ------


          Zanders Feinpapiere AG                           An der Gohrsmuhle, 51465 Bergisch Gladbach, Germany                 GER
             Europapier S.A.                               Zone lndustdelle, Route de Piscop - 95530,                          FRA
                                                               Saint-Brice-sous-Foret, France
             International Paper Premium Papers EWIV*      NEED ADDRESS                                                        GER
             Zanders Benelux S.P.R.L.                      Ave. des Pagodes 1, 1020 Brussels, Belgium                          BEL
             Zanders FinePapers Ltd.                       Chronicle House, Larkfield, Aylesford, Kent, ME20 6SE  England      ENG
             Zanders Iberia S.L.                           Carrer Joan Guell 149, Etio.  C., 08028 Barcelona, Spain            SPA
             Zanders International Finance B.V.            c/o Deutsche de Bary Trust N.V. Herengracht 450-454,                NET
                                                           1017CA Amsterdam, Netherland
             Zanders Italia s.r.l.                         Via Ca Dell'Orbo n. 13-14, Villanova di Castenaso (Bo)  Italy       ITA
             Zanders U.S.A., Inc.                          100 Demarest Drive, Wayne, NJ 07470                                  NJ
International Paper Financial Services, Inc.               6400 Poplar Avenue, Memphis, TN 38197                                DE
International Paper Foreign Sales Corporation              Trident Trust Company (V.I.), Suite 208
                                                           Citibank Building, Veterans Drive, Charlotte Amalie
                                                           St. Thomas, U.S. V.I. 00801                                         USVI
International Paper France Inc.                            Two Manhattanville Road, Purchase, NY 10577                        DE(G)
       International Paper Packaging SA                    BP 312, 25 Chemin des Freres Lumiere, 69802, St. Priest France      FRA
           Arizona Chemical S.A.                           262 Avenue Jean Jaures, 79000 Niort, France                         FRA
           International Paper Emballages Liquides S.A.    B.P. 312, 25 Chemin Des Freres Lumiere 69802, St. Priest France     FRA
           Societe Normande de Carton Ondule               25, rue Michel Salles, 92210 Saint-Cloud, France                    FRA
       Societe Mediterraneenne D'Emballages S.A            25, rue Michel Salles, 92210 Saint-Cloud, France                  FRA (H)
       Societe Modeme D'Emballages S.A                     25, rue Michel Salles, 92210 Saint-Cloud, France                    FRA
       International Paper Investments (France) S.A.       1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France          FRA
           Aussedat Rey S.A.                               1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France          FRA
               Aussedat Rey France Distribution S.N.C.     1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France          FRA
               Aussedat Rey Nederland B.V.                 DeBoelelaan 575A, 1082 RM Amsterdam, The Netherland                 NET


* Also owned by Aussedat Rey S.A. & International Paper Netherlands B.V. (each as a 1/3 ownership)

(g) Int'l Paper France - 76.98% owned by Int'l Paper Co., 12.58% owned by Int'l Paper Investments (Poland), Inc. and 10.44% owned by Myrtle Investments, Inc.

(h) Societe Mediterraneenne d"Emballages - 84.62% owned by International Paper France Inc. and 15.38% by Soc. Normande de Carton Ondule


                                                                                                                           PLACE
                                                                                                                             OF
SUBSIDIARY NAME                                                   ADDRESS                                                 INCORP
---------------                                                  ---------                                                ------


   Aussedat Rey (UK) Limited                         McDonald Road, Highgate Hill, LONDON N19 5NA UK                        ENG
   Celimo Cellulose du Limousin S.N.C.               1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France             FRA
   Comptoir des Bois de Brive S.N.C.                 17, avenue Maillard, 19104 Brive Cedex, France                         FRA
   Corimex S.N.C.                                    Zone Industrielle de Ladoux Cebazat, 63118 Clermont-Ferrand, France    FRA
   International Paper (Deutschland) GmbH            Volmerswerther Strasse 20, 40221, Dusseldorf, Germany                  GER
   International Paper (Espana), S.L.                Muntaner 200, Atico 7 E-08036, Barcelona, Spain                        SPA
   Polyrey S.N.C.                                    1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France             FRA
   Polyrey Iberica S.A.                              Calle Ronda 38, 08100 San Fost de Campsentelles, Barcelona, Spain      SPA
   International Paper Benelux S.A.                  Haachtsesteenweg 162,1830 Melsbroek, Belgium                           BEL
   Polyrey (U.K.) Limited                            128-136 High Street, Edgware, Middlesex, HA8 7EL, UK                   ENG
   S.D.P. S.A.R.L.                                   1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France             FRA
   Societe de Reboisement Societe Civile             17, avenue Maillard, 19104 Brive Cedex, France                         FRA
   Societe Immobiliere des Papeteries de France S.A. 1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France             FRA
   S.P.S.V. S.A.                                     1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France             FRA
 Arizona Chemical S.A.R.L.                           11 Bis Avenue Auber, 06000 Nice, France                                FRA
 Cellulose et Papiers de Pologne S.A.                1, rue du Petit Clamart, 78140 Velizy-Villacoublay, France           FRA (I)
  International Paper - Kwidzyn S.A                  ul Lotnicza 1, 82500 Kwidzyn, Poland                                   POL
   Bartorex SP. ZO.O.                                Krobia K. Torunia, 87-162 Lubicz, Poland                               POL
   Impap - SP. ZO.O                                  ul. 30 Stycznia 35, 83-100 Tczew, Poland                               POL
   Tor-Pal SP. ZO.O.                                 ul. Lotnicza 1, 82-500 Kwidzyn, Poland                                 POL
 International Paper Industrie France S.A.           25 Chemin des Freres Lumiere, Saint-Priest, Cedex, France              FRA
International Paper Holding AG                       Schlumpf & Partner Treuhand AG, Alpenstrasse 12, Zug, Switzerland    SWIT(J)
International Paper Holdings Company*                Two Manhattanville Road, Purchase, NY 10577                             DE


* International Paper Holdings Company -- owns 153,000 shares (.99%) of International Paper Italia,S.p.A.

(i) Cellulose et Papiers de Pologne - holds 98.98% of International Paper - Kwidzyn S.A.

(j) International Paper Holding AG - General Partner in
     Georgetown Equipment Leasing Associates, L.P.


                                                                                                                           PLACE
                                                                                                                             OF
SUBSIDIARY NAME                                                   ADDRESS                                                 INCORP
---------------                                                  ---------                                                ------

International Paper Investment Corporation                   Wilmington Trust Center, 1105 N. Market Street, Suite 1300,
                                                             Wilmington, DE                                                    DE
    International Paper Czech Republic, s.r.o.               Vrsni 54, 182 00 Prada 8, Czech Republic                         CZE
    International Paper (Europe) S.A.                        Boulevard de la Woluwe, 100, 1200 Brussels, Belgium              BEL
    International Paper Finance (Barbados) Limited           Ernest & Young Bldg., Bush Hill, Bay St., Bridgetown, Barbados   BAR
    International Paper Hungary Kereskedelmi Kft.            Rumbach Center, Rumbach S.u.21.H-1075, Budapest.,
                                                             Hungary                                                          HUN
International Paper Slovakia, s.r.o. (NOT YET FORMED-4Q'98) (Need Address)                                                    SLO

International Paper Investments (CIS) Inc. (US)             Two Manhattanville Road, Purchase, NY 10577                        DE
International Paper Investments (Poland), Inc.              Two Manhattanville Road, Purchase, NY 10577                      DE(K)
    International Paper - Klucze S.A                        ul. Zawiercianska 1, 32-310 Klucze, Poland                        POL
    International Paper Liquid Packaging (Poland) Sp.zo.o.  Sp.zo.o. (not yet formed)                                         POL
International Paper Italia S.p.A.                           Via Ornago, 55, 20040 Bellusco, (Milan) Italy                     ITA
International Paper Jamaica, Ltd.                           Lot 5, Henderson Avenue, Naggo Head Industrial Estate             JAM
                                                            Naggo Head, Saint Catherine, Jamaica, West Indies


International Paper Korea Ltd.                              IP House, 552-19 Shinsa-dong, Kangnam-ku, Seoul, Korea 135-120   KOR(L)
International Paper - Masonite Holding Company Ltd.         Two Manhattanville Road, Purchase, NY 10577                        DE
 International Paper Group (UK) Limited                     Howley Park Estate, Morley, Leeds LS27 OQT, England               ENG
  Horsell, Limited                                          Howley Park Estate, Morley, Leeds LS27 OQT, England               ENG
  International Paper (UK) Limited                          Inverurie Mills, Aberdeenshire, Scotland, AB51 5NR, UK            SCOT
   Federal International Limited (dormant)                  Unit 6, Yeadon Airport Industrial Estate, Leeds LS19 7WP, UK      ENG
   Federal Tait Paper France S.A.R.L.                       36, boulevard Emile Augler, 75116 Paris, France                   FRA
   International Paper (Leeds) Limited                      Aberdeenshire, Scotland, A851 5NR, UK (registered Office)         SCOT
                                                            Yeadon Industrial Estate, Yeadon, E. Yorkshire, LS19 7WP,
                                                            UK (mail)
   IP Information Services Limited                          Inverurie Mills, Aberdeenshire, Scotland AB51 5NR, UK             SCOT
   Thomas Tait & Sons Limited (dormant)                     Inverurie Mills, Aberdeenshire, Scotland AB51 5NR, UK             SCOT
  IP UK Operations Holding Limited                          Howley Park Estate, Morley, Leeds LS27 OQT, England               ENG
   Forest Lines Agencies (UK) Limited                       Cerdic House, The Dock, Felixtowe, Suffolk, IP11 8TX, England     ENG
   International Paper Company Limited                      Manor House, 1 The, Leatherhead, Surrey KT22 8DH England          ENG
   International Paper Containers (UK) Limited              Road 3, Industrial Estate, Winsford, Cheshire, ENG W7 3RJ         ENG
   Veratec, Ltd.                                            First Field Lane, Braunton, North Devon, EX33 1 ER, England       ENG


(k)  International Paper Investments (Poland) Inc. - Holds 1.001% of Intl. Paper
     - Kwidzyn S.A.

(l)  International Paper Korea - 80% owned by International Pape


                                                                                                                           PLACE
                                                                                                                             OF
SUBSIDIARY NAME                                                   ADDRESS                                                 INCORP
---------------                                                   ---------                                                ------


    International Paper - Masonite (Bermuda) Unlimited        c/o Codan Services Limited, Clarendon House, Church Street,    BER
                                                              P.O. Box HM 1022, Hamilton HM DX, Bermuda

         International Paper Holdings Ireland                 Carrick-on-Shannon, County Leitrim, Ireland                    IRE
             Masonite Ireland                                 Carrick-on-Shannon, County Leitrim, Ireland                    IRE
                  Masonite Europe                             Segrave House, 19/20 Earlsfort Terrace, Dublin 2, Ireland      IRE
                  Masonite Ireland Research                   Carrick-on-Shannon, County Leitrim, Ireland                    IRE
    Shanghai International Paper Trading Company Limited      NEED ADDRESS                                                   PRC
    Masonite (Hangzhou) Fiberboard Corporation Limited        Hangzhou Economic and Technological Development  Zone,
                                                              Hangzhou, Zhejiang Province, PRC                               PRC
    Masonite Korea Yuhan Hoesa                                1240 Chungwang-Dong, Korea                                     KOR
International Paper (Papeteries Etienne) Holdings, Inc.       Two Manhattanville Road, Purchase, NY 10577                    DE
     Papeteries Etienne S.A.                                  29 avenue de Camargue, 13632 Arles, France                     FRA
International Paper Portfolio Investments, Inc.               Two Manhattanville Road, Purchase, NY 10577                    DE
International Paper Professional Services Corporation         Two Manhattanville Road, Purchase, NY 10577                    DE
International Paper Realty Corporation                        75 Chestnut Ridge Road, Montvale, NJ                           DE
    Bear Mountain Development Corporation                     75 Chestnut Ridge Road, Montvale, NJ                           DE
    Haig Point, Inc.                                          75 Chestnut Ridge Road, Montvale, NJ                           DE
         Haig Point Club, Inc.                                P.O. Box 7319, Hilton Head Island, SC 29938                    SC
         Haig Point Community Association, Inc.               P.O. Box 7319, Hilton Head Island, SC 29938                    SC
         Haig Point Ferry Company, Inc.                       P.O. Box 7319, Hilton Head Island, SC 29938                    SC
         Haig Point/Melrose Wastewater Treatment              P.O. Box 7319, Hilton Head Island, SC 29938                    SC
         Company,  Inc.                                       P.O. Box 7319, Hilton Head Island, SC 29938                    SC
         Haig Point Utility Company, Inc.                     P.O. Box 7319, Hilton Head Island, SC 29938                    SC
International Paper (Russia) Holding Company                  Two Manhattanville Road, Purchase, NY  10577                   DE
    Svetogorsk Beteiligungs GmBH                              NEED ADDRESS                                                   RUS


International Paper Sverige                                   Box 55066 Odegardet, 48, S-40053 Goteborg, Sweden              SWE

     Arizona Chemical AB                                      Box 66, S-820 22, Sandarne, Sweden                             SWE

          Arizona Chemical B.V.                               "De Molenberg", Hellingstraat 22H, N-1271,
                                                              Va Huizen, Netherland                                         NETH

          Arizona Chemical GmBH                               Bahrenfelder Strasse 244, D-22765 Hamburg, Germany             GER




SUBSIDIARY NAME                                                   ADDRESS
---------------                                                  ---------

  Arizona Chemical Limited                         Manor House, 1 The Crescent, Leatherhead, Surrey, KT22 8DH England


International Paper Taiwan Ltd.                    7th Floor, Walsin Financial Bldg., 117, Sect. 3, Min Sheng
                                                   East Road, Taipei 10446 Taiwan, Republic of China

International Paper Trademark Company              919 Market Street (Suite 610), Wilmington, DE

International Paper (Turkey) Holding Company       Two Manhattanville Road, Purchase, NY 10577

International Pulp Sales Company                   Two Manhattanville Road, Purchase, NY 10577

International Records Corporation                  Two Manhattanville Road, Purchase, NY 10577

IPI Corporation                                    Juzen Bldg., 9-6 Nagata-cho 2-chrome, Chlyoda-ku, Tokyo 100 Japan

IPI S.r.L.                                         Via Piermarini 19, 06132, San Sisto (Perugia) Italy

IP Investment Holdings                             Two Manhattanville Road, Purchase, NY 10577

IP Pacific Forest Corporation                      Two Manhattanville Road, Purchase, NY 10577

IP Petroleum Company, Inc.                         1600 Smith Street, Suite 3600, Houston, TX

IP Southern Timberlands, Inc.                      Two Manhattanville Road, Purchase, NY 10577

Longview, Portland & Northern Railway Company      Box 22, Gardiner, OR

Masonite Corporation                               One South Wacker Drive, Chicago, IL 60606
     Masonite (Africa) Limited                    14th Floor Nedbank Centre, Durban Club Place, Durban 4001, Republic of So. Africa
        Ezebilt Products (PTY) Ltd.                322 Mark Street, Waltoo, Silverton, Pretoria 0127, Republic of So. Africa
     Masonite CP Ltd.                              Jason House, Kerry Hill, Horsforth, Leeds, LS 18 4JR, England
     Masonite Corporation Foreign Holdings Ltd.    One South Wacker Drive, Chicago, IL
        International Paper (Netherlands) B.V.     P.O. Box 54128, 3008 JC Rotterdam, The Netherland
          Akrosil Europe B.V.                      lmstenraderweg 15, 6422 PM Heerlen, The Netherland
          Forest Lines Agencies B.V.               Kantoorschip "Hendrik,' PO Box 54128, 3008 JC Rotterdam, Netherland
          Kleefsman B.V.                           Patrmoniumlaan 46-48, 3904 AE Veenendael, The Netherland
          Recom B.V.                               Nieuweweg 283A, 6603 BN Wijchen, Netherland
          Scaldia Papier B.V.                      Fabrieksweg 23-27, 6541 BP Nijmegen, The Netherland

Myrtle Investments, Inc.*                          Two Manhattanville Road, Purchase, NY






*    Myrtle Investments, Inc. - holds 14.3% of International Paper France Inc.


(m)  I.P.I. Corp. - 51% owned by International Paper

(n)  Masonite (Africa) Limited - 66.73% owned by Masonite Corporation


                                                                                                                  PLACE
                                                                                                                    OF
SUBSIDIARY NAME                                      ADDRESS                                                      INCORP
---------------                                     ---------                                                     ------

Ngahere Aotearoa, Inc.                              Two Manhattanville Road, Purchase, NY                           DE
    Carter Holt Harvey Limited                      640 Great South Road, Manukau City, Auckland, New Zealand      NZ(O)
NSC Timberlands, Incorporated                       Two Manhattanville Road, Purchase, NY                            SC
PAPCO INC.                                          3101 International Drive East, Mobile, AL                        DE
Papeteries d'Espaly S.A.                            Espaly, 43000 Le Puy-en-Velay, France                           FRA
Pintu Acquisition Company, Inc.                     One S. Wacker Drive, Chicago, IL                                 DE
    Merbok FormTec SDN BHD                          c/o David Chong & Co., 6 Tmasek Blvd., 09-04 Suntec Tower 4,    MAL
                                                       Singapore 038986
Saratoga Development Corporation**                  Two Manhattanville Road, Purchase, NY 10577                      DE

Shanghai International Paper CNPC Ltd.              9H, Tseng Chow Commercial Building, 1590 Yan An West
                                                    Road, Shanghai 200052,                                           PRC(p)
                                                    People's Republic of China
Societe Guadeloupeenne de Carton Ondule             Boite Postale No. 2, 97101 Besse Terre, Guadeloupe, FWI         FRA
Sustainable Forest L.L.C.                           Two Manhattanville Road, Purchase, NY 10577                      DE
Sustainable Forest Technologies, Inc.               6600 LBJ Freeway, 2nd Floor, Dallas, TX                          LA
Taussig's Graphic Supply Inc.                       1600 Smith Street, Suite 3600, Houston, TX                       DE
The Long-Bell Petroleum Company, Inc.               Two Manhattanville Road, Purchase, NY 10577                      DE
Timberlands #2 L.L.C.                               Two Manhattanville Road, Purchase, NY 10577                      DE
Timberland Capital Corp. Inc.                       Two Manhattanville Road, Purchase, NY 10577                      DE
Timberland Capital Corp. II, Inc.                   Two Manhattanville Road, Purchase, NY 10577                      DE
Weston Paper and Manufacturing Co.  Box Co.         Two Manhattanville Road, Purchase, NY 10577                      OH
    Wabash Fibre                                    Two Manhattanville Road, Purchase, NY 10577                      AR
Zellerbach Paper Company                            Two Manhattanville Road, Purchase, NY 10577                      CA
751178 Ontario Limited                              c/o Borden & Elliot, Scotia Plaza, 40 King
                                                    Street West, Toronto, Ontario CAN M5H 3Y4                        CAN



** Saratoga Development Corporation - holds 50% of Curtis /Palmer Hydroelectric Company L.P

(o)  Carter Holt Harvey Limited - 50.16% held by Ngahere Aotearoa

(p)  Shanghai Int'l. Paper CNPC - 45% owned by China Nat'l Pkg. Corp.



                                  ABBREVIATIONS


      ARGENTINA.................................................ARG
      AUSTRALIA.................................................AUS
      BARBADOS..................................................BAR
      BELGIUM...................................................BEL
      BERMUDA...................................................BER
      BRAZIL....................................................BRA
      CANADA....................................................CAN
      CZECH REPUBLIC............................................CZE
      DOMINICAN REPUBLIC........................................DOM
      EL SALVADOR...............................................ELSA
      ENGLAND...................................................ENG
      FINLAND...................................................FIN
      FRANCE....................................................FRA
      GERMANY...................................................GER
      HONG KONG.................................................HK
      REPUBLIC OF HUNGARY.......................................HUN
      IRELAND...................................................IRE
      ITALY.....................................................ITA
      JAMAICA...................................................JAM
      JAPAN.....................................................JAP
      KOREA.....................................................KOR
      MALAYSIA..................................................MAL
      MEXICO....................................................MEX
      NETHERLANDS...............................................NET
      NEW ZEALAND...............................................NZ
      NORWAY....................................................NOR
      PEOPLE'S REPUBLIC OF CHINA................................PRC
      POLAND....................................................POL
      RUSSIA....................................................RUS
      SCOTLAND..................................................SCOT
      SLOVAK REPUBLIC...........................................SLO
      SOUTH AFRICA..............................................SOAF
      SPAIN.....................................................SPA
      SWEDEN....................................................SWE
      SWITZERLAND...............................................SWIT
      TAIWAN....................................................TAI
      U.S. VIRGIN ISLANDS.......................................USVI
      VENEZUELA.................................................VEN